FORM 10-Q

EXHIBIT 11

HICKOK INCORPORATED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND COMMON SHARE EQUIVALENTS

Three Months Ended	Nine Months Ended
June 30,	June 30,
2002 2001	2002 2001

NET INCOME Net income <loss> applicable to common shares for basic earnings per share	$ 249,591	$ <137,645>	$ 192,022	$ <835,335>

Net income <loss> applicable to common shares for diluted earnings per share	$ 249,591	$ <137,645>	$ 192,022	$ <835,335>

SHARES OUTSTANDING Weighted average shares for basic earnings per share	1,219,750	1,218,233	1,219,750	1,217,911

Net effect of dilutive stock options - based on the treasury stock method using year-end market price, if higher than average market price	1,969	- *	2,201	- *

Total shares for diluted earnings per share	1,221,719	1,218,233	1,221,951	1,217,911

Basic Earnings Per Common Share	$ .20	$ <.11>	$ .16	$ <.69>

Diluted Earnings Per Common Share	$ .20	$ <.11>	$ .16	$ <.69>

 *  Net effect of stock options was antidilutive for the period.